September 12, 2008


Filed via EDGAR and
Delivered via Facsimile (202) 772-9209

Karen J. Garnett                             Stacie Gorman
Assistant Director                           Securities and Exchange Commission
Securities and Exchange Commission           Division of Corporation Finance
Division of Corporation Finance              100 F Street, N.E.
100 F Street, N.E.                           Washington, D.C. 20549
Washington, D.C. 20549                       Mail Stop 4561
Mail Stop 4561

         Re:      First Montauk Financial Corp.
                  Preliminary Proxy on Schedule 14A
                  File No. 001-33656
                  Filed August 29, 2008

Dear Karen J. Garnett and Stacie Gorman:

         This letter sets forth the response of First Montauk Financial Corp. ("First Montauk" or the "Company") to the Staff's comments as communicated via correspondence dated September 9, 2008. Please note that in the event you have any questions regarding this submission, please contact the undersigned, Victor
J. DiGioia, at 212-599-3322.

         The Company's responses are as follows:

Comment 1.

As you know, currently comments are pending on your Form 10-K for the year ended December 31, 2007. We will not be in a position to clear the preliminary proxy statement until all comments on your 10-K have been resolved.

Response

We have received a letter dated September 11, 2008 from Kyle Moffat, Accountant Branch Chief advising that there are no further comments to the Form 10-K for the fiscal year ended December 31, 2007.



Comment 2.

We note the disclosure on pages 4-5, which indicates that FMSC will eventually cease broker-dealer operations if the sale of assets to First Allied Securities is completed. Please revise the proxy statement to provide a more detailed description of the business of Montauk and FMSC following the sale including the remaining assets that you and your subsidiary will hold.

Response

The Company proposes to add a new question and answer on page 5 and move the references to the post sale operations from the existing questions and answers to the new section. The proposed text is as follows:

Q. What will happen to First Montauk after the Sale?

         If the Sale is completed, FMSC will transfer substantially all of its customer accounts to Buyer, and its registered representatives will no longer be affiliated with the company. The assets remaining after the Sale will consist primarily of furniture, fixtures and equipment associated with the broker-dealer operations and the few customer accounts and registered representatives who declined to transfer to Buyer. These customers and registered representatives will be advised to become associated with another broker-dealer by year-end and the operations of FMSC will eventually be terminated.

         Approximately 25% of the Sale proceeds will be used to provide financial incentives to FMSC's independent representatives to affiliate with First Allied. In addition, First Montauk will pay its outstanding obligations, and the costs associated with the FMSC wind down, out of the proceeds of the Sale.

         Thereafter, First Montauk will explore other opportunities to use the net proceeds of the Sale to acquire other businesses or operations to enhance shareholder value. Alternatively, First Montauk may position the Company as a shell company to be used as a vehicle for the acquisition of an operating business. First Montauk does not have any specific merger, stock exchange, asset acquisition, reorganization or other business combination under consideration or contemplation and we have not, nor has anyone on our behalf, contacted any potential target business or had any discussions, formal or otherwise, with respect to such a transaction. If First Montauk decides to pursue such a strategy it will not limit itself to any particular industry or geographic location in its efforts to identify prospective target businesses. There can also be no assurance that the net proceeds after the Sale will be sufficient to acquire an operating business or attract a merger candidate.




Comment 3.

We note the statement on page 5 that First Montauk intends to use a portion of the proceeds from the asset to repurchase shares of its common stock in the open market. Provide us with your analysis of whether the asset sale is a first step in a going-private transaction under Rule 13e-3 of the Exchange Act.

Response

The Company does not intend to go private since no business will be left to take private. One of the primary assets remaining after the Sale will be the public shell and the hope to obtain a merger candidate. The Company will limit the acquisition of shares after the Sale to 5,000,000 shares, provided there are sufficient net proceeds available, and will disclose this limitation in the proxy.

         The revised section is as follows:

Q.   What will First Montauk's shareholders receive in the Sale?

A. First Montauk's common shareholders will not receive any distributions from the Sale. However, First Montauk intends to use a portion of the proceeds from the Sale to repurchase up to 5,000,000 shares of its common stock in the open market, provided there are sufficient net proceeds after the Sale for such purchases.


                                       ***

We also acknowledge that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
        o staff comments or changes to disclosure in response to comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should you have any questions, require any further information, or have further comments, please call the undersigned at 212-599-3322.

                                             Very truly yours,

                                             /s/ Victor J. DiGioia

                                             Victor J. DiGioia


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